Filed by Momentive Global Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Momentive Global Inc.

Commission File No.: 001-38664

The following communication was first made available on October 28, 2021 to customers of Momentive Global Inc.

I’m pleased to share exciting news that we have entered into an agreement to be acquired by Zendesk to create a new Customer Intelligence company. This is an exciting milestone for Momentive—one that we believe will create tremendous value for you.

I want to emphasize that nothing changes to your products or entitlements, contracts or service levels. You can count on us to continue to provide great products, service and support to you, our valued customer. Momentive and Zendesk’s products are very complementary, and we see exciting opportunities ahead for our customers following the close of the transaction, which we expect to occur in the first half of 2022. But for now, it’s business as usual.

Zendesk is the leading customer service platform, focused on simplifying the complexity of business and making it easy for our customers to create connections with their customers. Like us, Zendesk has a proven track record and deep commitment to providing excellent customer service.

We believe Momentive and Zendesk are a strong strategic fit and that combining our complementary businesses will advance our mission of helping you shape what’s next. Together, our platforms will be uniquely positioned to help you to see the full picture of your customers, understand them completely, and engage better to build meaningful relationships.

Both organizations were founded with a mission to improve the customer experience, and together we are committed to ensuring that is at the forefront of everything we do. Our cultures and goals are aligned, and we believe this next chapter is going to be a great thing for our customers and your business objectives.

Our commitment to providing you with the high quality service you’ve come to expect from us is unchanged. We’re in a better position than ever to serve you.

We thank you for your business and continued support, and we remain committed to serving your business needs. As always, if you have any questions, please feel free to reach out to your usual contact.

Forward-Looking Statements

This communication may contain forward-looking statements. The achievement of the matters covered by such forward-looking statements involves risks, uncertainties and assumptions. If any of these risks or uncertainties materialize or if any of the assumptions prove incorrect, actual results and outcomes could differ materially from the results and outcomes expressed or implied by the forward-looking statements Momentive makes.

Important factors that may cause actual results and outcomes to differ materially from those contained in such forward-looking statements include, without limitation: the possibility that the conditions to the closing of the acquisition of Momentive by Zendesk (the “Transaction”) are not satisfied on a timely basis or at all, including the risk that required approvals from Momentive’s and Zendesk’s respective stockholders for the Transaction, or required regulatory approvals to consummate the Transaction, are not obtained; potential litigation relating to the Transaction and the resulting expense or delay; uncertainties as to the timing of the consummation of the Transaction; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Momentive or Zendesk to terminate the Transaction; difficulties and delays in integrating Momentive’s and Zendesk’s businesses; prevailing economic, market or business conditions or competition, or changes in such conditions, negatively affecting Momentive’s and Zendesk’s businesses and the business of the combined company following the Transaction; the effect of uncertainties related to the COVID-19 pandemic on U.S. and global markets, Zendesk’s or Momentive’s respective business, operations, revenue, cash flow, operating expenses, hiring, demand for their respective solutions, sales cycles, customer retention, and their respective customers’ businesses and industries; risks that the Transaction disrupts Momentive’s or Zendesk’s current plans and operations; the failure to realize anticipated synergies and other anticipated benefits of the Transaction when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Transaction; the effect of the announcement of the Transaction on the ability of Momentive or Zendesk to retain and hire key personnel; the diversion of the attention of the respective management teams of Momentive and Zendesk from their respective ongoing business operations; and risks relating to the market value of Zendesk’s common stock to be issued in the Transaction.

Other important factors that may cause actual results and outcomes to differ materially from those contained in the forward-looking statements included in this communication are described in Zendesk’s and Momentive’s publicly filed documents, including Momentive’s Quarterly Report on Form 10-Q for the period ended June 30, 2021, and Zendesk’s Quarterly Report on Form 10-Q for the period ended June 30, 2021.

Zendesk and Momentive caution that the foregoing list of important factors is not complete and do not undertake to update any forward-looking statements that either party may make, except as required by applicable law.

Additional Information and Where to Find It

In connection with the Transaction, Zendesk intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Zendesk and Momentive and that also will constitute a prospectus of Zendesk with respect to shares of Zendesk’s common stock to be issued in the Transaction (the “joint proxy statement/prospectus”). The definitive joint proxy statement/prospectus (if and when available) will be sent to the respective stockholders of Momentive and Zendesk seeking their approval of their respective merger-related proposals. Each of Zendesk and Momentive may also file other relevant documents regarding the Transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF ZENDESK AND MOMENTIVE ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MOMENTIVE, ZENDESK AND THE TRANSACTION.

Investors and security holders may obtain free copies of the joint proxy statement/prospectus (if and when available) and other documents that are filed or will be filed with the SEC by Zendesk or Momentive through the SEC’s website (www.sec.gov). Copies of the documents filed with the SEC by Zendesk will be available free of charge by accessing Zendesk’s investor relations website at investor.zendesk.com or upon written request to Zendesk at 989 Market Street, San Francisco, California 94103. Copies of the documents filed with the SEC by Momentive will be available free of charge by accessing Momentive’s investor relations website at investor.momentive.ai or upon written request to Momentive at One Curiosity Way, San Mateo, California 94403.

Participants In The Solicitation

Zendesk, Momentive, their respective directors and certain of their respective executive officers are participants in the solicitation of proxies from the respective stockholders of Zendesk and Momentive in respect of the Transaction. Additional information regarding such participants, including their direct or indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant documents to be filed with the SEC in connection with the Transaction. Information about Zendesk’s directors and executive officers and their ownership of Zendesk’s common stock is also available in Zendesk’s proxy statement, dated April 2, 2021, for its 2021 Annual Meeting of Stockholders. Information about Momentive’s directors and executive officers and their ownership of Momentive’s common stock is also available in Momentive’s proxy statement, dated April 20, 2021, for its 2021 Annual Meeting of Stockholders.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.